Exhibit (a)(5)(ii)

PRESS RELEASE	SOURCE:	First Trust/Aberdeen Global Opportunity Income Fund

FIRST TRUST/ABERDEEN GLOBAL OPPORTUNITY INCOME FUND ANNOUNCES COMMENCEMENT OF TENDER OFFER

WHEATON, IL - (BUSINESS WIRE) – MAY 25, 2017 - First Trust/Aberdeen Global Opportunity Income Fund (NYSE: FAM) (the “Fund”) today commenced a tender offer.

As previously announced, the Fund will purchase up to 25% of its outstanding common shares for cash at a price per share equal to 98% of the net asset value per share determined on the date the tender offer expires. The tender offer will expire on June 23, 2017 at 5:00 p.m. Eastern time, or on such later date to which the offer is extended.

Additional terms and conditions of the tender offer are set forth in the Fund’s tender offer materials, which will be distributed to shareholders. If the amount of the Fund’s outstanding common shares that is tendered exceeds the maximum amount of its offer, the Fund will purchase shares from tendering shareholders on a pro rata basis. Accordingly, there is no assurance that the Fund will purchase all of a shareholder’s tendered shares.

Completion of the tender offer is subject to the satisfaction of certain customary conditions, as described in the tender offer materials, and there can be no assurance such conditions will be satisfied. In addition, under certain circumstances, the Fund may terminate or abandon the tender offer, as described in the tender offer materials, and there can be no assurance such circumstances will not arise.

The Fund is a diversified, closed-end management investment company that seeks to provide a high level of current income. As a secondary objective, the Fund seeks capital appreciation. The Fund pursues these investment objectives by investing in the world bond markets through a diversified portfolio of investment grade and below-investment grade government and corporate debt securities.

First Trust Advisors L.P., the Fund’s investment advisor, along with its affiliate, First Trust Portfolios L.P., are privately-held companies which provide a variety of investment services, including asset management and financial advisory services, with collective assets under management or supervision of approximately $105 billion as of April 30, 2017 through unit investment trusts, exchange-traded funds, closed-end funds, mutual funds and separate managed accounts.

Aberdeen Asset Management Inc. (“Aberdeen”) serves as the Fund’s investment sub-advisor. Aberdeen is a wholly owned subsidiary of Aberdeen Asset Management PLC which is the parent company of an asset management group managing approximately $385.2 billion in assets as of March 31, 2017, including approximately $81.3 billion in fixed-income securities, for a range of pension funds, financial institutions, investment trusts, unit trusts, offshore funds, charities and private clients.

TENDER OFFER STATEMENT

This press release does not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction. The tender offer will be made only by an offer to purchase, a related letter of transmittal and other documents, which have been filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO. Common shareholders of the Fund should read the offer to purchase and tender offer statement on Schedule TO and related exhibits as they contain important information about the tender offer. The offer to purchase and related letter of transmittal are available free of charge at http://www.sec.gov and from the Fund by calling Georgeson LLC, the Fund’s information agent for the tender offer, at: (800) 903-2897.

FORWARD-LOOKING STATEMENTS

Certain statements made in this press release are forward-looking statements. Actual results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. Completion of the tender offer is subject to satisfaction of conditions, and there can be no assurance such conditions will be satisfied. Also, there are circumstances under which the tender offer may be terminated/abandoned, and there can be no assurance such circumstances do not arise.

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CONTACT: Jeff Margolin – (630) 765-7643

SOURCE: First Trust/Aberdeen Global Opportunity Income Fund